FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Santiago, April 1, 2021

Ger. Gen. No. 11 /2021

Mr. Joaquín Cortez Huerta

President

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under the Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (FMC), I, duly authorized, and in representation of Enel Américas S.A. (“Enel Américas”), hereby inform you in this Significant Event and in relation with the Merger by incorporation of EGP Américas SpA (“EGP Américas”) into Enel Américas (the “Merger”), approved by the Extraordinary Shareholders' Meeting held on December 18, 2020 (the "Meeting") which, as anticipated in the Significant Event issued on March 5, 2021, as of today, April 1, 2021, all the effects of the Merger have taken place and, therefore, Enel Américas has acquired, through the Merger, all EGP Américas’ assets and liabilities, including the business and non-conventional renewable energy generation assets that it owns in Central and South America (except Chile), and begins to replace it in all its rights and obligations, incorporating into Enel Américas all EGP Américas’ shareholders and assets and, as a result, the latter is fully and legally dissolved, without the necessity to settle.

Consequently, as of April 1, 2021, the following principal companies are incorporated as new Enel Américas’ subsidiaries: Enel Green Power Brasil Participacoes Ltda., Enel Green Power Costa Rica S.A., Enel Green Power Colombia S.A.S ESP, Enel Green Power Guatemala S.A., Enel Green Power Panama S.R.L., Enel Green Power Perú S.A.C., Enel Green Power Argentina S.A., Energía y Servicios South América SpA and ESSA2 SpA.

Finally, on the same date, April 1, 2021, all amendments to the Enel Américas’ bylaws approved by the Meeting, consisting of the respective capital increase and the elimination of the limitations and restrictions established in the bylaws by the application of Title XII of Decree Law No. 3,500 of 1980 – with the sole exception of the Investment and Financing Policy that remains in place – and, in particular, the one that establishes that a shareholder and his or her related persons are not permitted to concentrate more than 65% of Enel Américas’ voting capital.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:         Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: March 31, 2021